October 2, 2018

Gary Newberry and Kevin Kuhar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rambus Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 3, 2018
File No. 000-22339

Ladies and Gentlemen:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated September 19, 2018 to Rambus Inc. (the “Company”, “Rambus”, “our” or “we”). For ease of reference, the text of the Staff’s comment has been provided herein in italics and the Company’s response follows.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 3. Revenue Recognition, page 16

1.
We note that for variable royalty arrangements that you have concluded are fixed in substance you recognize revenue upon control of the underlying intellectual property transferring to the licensee. Please clarify for us how you are applying the sales-based and usage-based royalty revenue constraint in ASC 606-10-55-65 through 55-65B to these variable royalty arrangements. Describe to us the terms of the variable royalty payments and how you were able to conclude that they represented fixed payments to be recognized at a point in time.

Response:

We respectfully advise the Staff that the Company had only two variable royalty agreements (referred to as “Contract A” and “Contract B” hereafter) and concluded both were fixed in substance, and therefore, recognized as revenue upon control of the underlying intellectual property transferring to the licensee. Both of these agreements were signed prior to the adoption of ASC 606 (note that the Company adopted the provisions of ASC 606 using the modified retrospective method as of January 1, 2018). There were no other royalty agreements that the Company has accounted for under a similar manner. For both agreements, the Company considered the sales-based and usage-based royalty revenue constraint in ASC 606-10-55-65 through 55-65B. However, based on the fact pattern for the agreements, as discussed below, the Company concluded that these variable royalty arrangements were fixed in substance, and as such, the Company recognized revenue upon the granting of rights to the underlying intellectual property to the licensee in accordance with ASC 606-10-32-5 through 32-14. Note that the licensing use rights represent the sole performance obligation for both agreements.

With regards to Contract A, the Company signed the intellectual property license agreement in 2013. In this arrangement, the total consideration under the agreement was calculated as a percentage of the customer’s quarterly revenue, constrained by a maximum quarterly payment amount, further constrained by a lifetime contractual maximum amount. The Company reached this lifetime contractual maximum amount in 2016 prior to the adoption of ASC 606. Though the lifetime contractual maximum amount had been reached, payments for the related amounts continue to be payable through 2020, per the terms of the agreement. For the sake of clarity, when the lifetime contractual maximum amount was achieved, the amounts became fixed.

With regards to Contract B, the Company signed the intellectual property license agreement in 2016. In this arrangement, the total consideration under the agreement was calculated as a percentage of the customer’s total quarterly revenue, subject to a maximum amount per calendar quarter during the term of the arrangement. As part of the ASC 606 adoption process, the Company assessed the customer’s quarterly revenue and determined that the percentage of the customer’s revenue calculation consistently exceeded the quarterly maximum amount by approximately 900%, which was known to the Company at the time of negotiating the terms of the agreement. Because of the significant overage, it had always been the Company’s expectation that the stated quarterly maximum amount would be the effective payment amount during the term of the agreement. Accordingly, the Company determined that as the percentage of revenue calculation exceeded the maximum amount by such a large margin, in essence the quarterly maximum amount was fixed in substance.

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Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Rahul Mathur

Rahul Mathur,
Senior Vice President, Finance and
Chief Financial Officer
Rambus Inc.

cc:	Luc Seraphin, Interim Chief Executive Officer, Rambus Inc.
Jae Kim, Senior Vice President, General Counsel & Secretary, Rambus Inc.
Charles Kissner, Chairman of the Audit Committee of the Board of Directors, Rambus Inc.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Alan Woolery, PricewaterhouseCoopers LLP